NO ACT

PE
9-28-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


11008190

Received SEC
NOV 18 2011
Washington, DC 20549

November 18, 2011

Gregory Noe
Deere & Company
NoeGregoryR@JohnDeere.com

Act: 1934
Section:
Rule: 14a-8
Public Availability: 11-18-11

Re: Deere & Company
Incoming letter dated September 28, 2011

Dear Mr. Noe:

This is in response to your letters dated September 29, 2011 and November 1, 2011 concerning the shareholder proposal submitted to Deere by the United Brotherhood of Carpenters Pension Fund. We also have received letters from the proponent dated October 27, 2011 and November 17, 2011. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosure

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters and Joiners of America
101 Constitution Avenue, N.W.
Washington, DC 20001

November 18, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Deere & Company
Incoming letter dated September 29, 2011

The proposal requests that the board of directors and its audit committee establish an "Auditor Rotation Policy" that requires that at least every seven years Deere's audit firm rotate off the engagement for a minimum of three years.

There appears to be some basis for your view that Deere may exclude the proposal under rule 14a-8(i)(7), as relating to Deere's ordinary business operations. In this regard, we note that the proposal relates to limiting the term of engagement of Deere's independent auditors. Proposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement, are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Deere omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Deere relies.

Sincerely,

Kim McManus
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

SENT VIA EMAIL to shareholdersproposals@sec.gov

November 17, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Deere & Company September 29, 2011, Letter Requesting to Exclude United Brotherhood of Carpenters Pension Fund's Auditor Rotation Policy Proposal

Ladies and Gentlemen:

The United Brotherhood of Carpenters Pension Fund ("Carpenters Fund"), by letter to the U.S. Securities and Exchange Commission dated October 27, 2011, responded to the no-action letter request by Deere & Company ("Deere") dated September 29, 2011. The Deere letter requested the Staff's concurrence with its view that it may properly exclude the Carpenters Fund's auditor rotation policy shareholder proposal ("Proposal") from inclusion in its proxy materials to be distributed in connection with the Deere 2012 annual meeting of shareholders. This letter supplements the Carpenter Fund's arguments against omission of the Proposal raised in Fund's October 27th letter. In accordance with Rule 14a-8(k) and Section E of the Staff Legal Bulletin No. 14D (November 7, 2008), a copy of this letter is simultaneously being sent to Deere.

Deere's September 29 letter sought concurrence with its view that the Proposal can be excluded pursuant to Rule 14a-8(i)(7) because the Proposal "deals with a matter relating to Deere's ordinary business operations." Deere also seeks concurrence with its view that the Proposal, if implemented, would cause Deere to violate federal law and thus can be properly omitted under Rule 14a-8(i)(2). As stated in our letter of October 27, it is the view of the Carpenters Fund that Deere has failed to meet its burden of persuasion on either (i)(7) or (i)(2) grounds to justify omission of the Proposal from inclusion in its proxy materials for the 2012 annual meeting of shareholders.

In responding to Deere's assertion that the Proposal "deals with a matter relating to Deer's ordinary business operations," we argued that the Proposal directly relates to a significant

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

policy issue, auditor independence, that is the subject of widespread public debate and therefore should not be excludable under the ordinary business rule. We noted that while longstanding, the public and professional debate on the means of enhancing auditor independence is clearly intensifying, with particular focus on audit firm rotation as a means to enhance auditor independence and professional skepticism. To that end, we would like to bring to the Staff's attention the proceedings of a recent Public Company Accounting Oversight Board (PCAOB) Standing Advisory Group Meeting held on November 9th and 10th. On the November 9th meeting agenda was the topic "Auditor Independence and Audit Firm Rotation." The session provided an opportunity for PCAOB members and staff, and Advisory Group members, representing investors, large and small audit firms, and the preparer community, to discuss and debate the merits of audit firm rotation. The discussion can be accessed at http://pcaobus.org/News/Events/Pages/11092011_SAGMeeting.aspx. The comments of Advisory Group members representing different perspectives on the issue highlight that the enhancement of auditor independence by means of audit firm rotation is a *significant public policy* issue that is the subject of widespread debate.

Further, it should be noted that as of this date, the PCAOB's Concept Release on "Auditor Independence and Audit Firm Rotation" has stimulated a strong response from a diverse group of commentators representing corporate audit committees, investors, public accounting firms of all sizes, and academicians. The high level of responsive comments to the Concept Release (the comment period does not end until December 14, 2011) reflects the intensifying debate over audit firm rotation as a means of enhancing auditor independence. The numerous comment letters received by the PCAOB to date can be viewed at http://pcaobus.org/Rules/Rulemaking/Pages/Docket037Comments.aspx.

Again we respectfully submit that Deere has failed to meet its burden of persuasion with respect to its Rule 14a-8(i)(7) argument in support of its request for Staff concurrence with its view that it may omit the Fund's Auditor Rotation Proposal from its 2012 proxy materials.

Sincerely,

Edward J. Durkin
Director, Corporate Affairs Department
United Brotherhood of Carpenters



Deere & Company
Law Department
One John Deere Place, Moline, IL 61265 USA
Phone: 309-765-5467
Fax (309) 749-0085 or (309) 765-5892
Email: NoeGregoryR@JohnDeere.com

Gregory R. Noe
Corporate Secretary &
Associate General Counsel

BY EMAIL (shareholderproposals@sec.gov)

November 1, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Deere & Company – 2012 Annual Meeting
Supplement to Letter dated September 29, 2011
Relating to Shareholder Proposal of the United
Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

We refer to our letter dated September 29, 2011 (the "No-Action Request"), pursuant to which we requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by the United Brotherhood of Carpenters Pension Fund (the "Proponent") may properly be omitted from the proxy materials to be distributed by Deere & Company, a Delaware corporation ("Deere"), in connection with its 2012 annual meeting of shareholders (the "2012 proxy materials").

This letter is in response to the letter to the Staff, dated October 27, 2011, submitted by the Proponent (the "Proponent's Letter"), and supplements the No-Action Request. In accordance with Rule 14a-8(j), a copy of this letter is also being sent to the Proponent.

I. Auditor Rotation Is Not a Significant Policy Such That the Proposal Cannot Be Excluded From Deere's Proxy Materials Pursuant to Rule 14a-8(i)(7)

As described in the No-Action Request, in a long series of precedent, the Staff has concurred in the exclusion of shareholder proposals requesting that a company implement a policy requiring the periodic rotation of its independent audit firm. See, e.g., *JPMorgan Chase & Co.* (March 5, 2010) ("[p]roposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement, are generally excludable under rule 14a-8(i)(7)"). The Proponent's Letter acknowledges that the precedent supports exclusion of auditor rotation shareholder proposals.

In seeking a different outcome, the Proponent's Letter recounts prior legislative and regulatory consideration of auditor independence matters and then refers to the recent concept release published by the Public Company Accounting Oversight Board (the "PCAOB"), the recent European Commission green paper on audit policy and related speeches and press coverage to argue that the topic of audit firm rotation is a matter of significant policy such that it falls outside the exclusion for ordinary business matters provided under Rule 14a-8(i)(7).

The relevant inquiry is whether audit firm rotation has "emerged as a consistent topic of widespread public debate such that it would be a significant policy issue for purposes of rule 14a-8(i)(7)," *AT&T Inc.* (Feb. 2, 2011, *reconsideration denied* March 4, 2011) (concurring with the exclusion of a shareholder proposal regarding net neutrality as relating to the company's ordinary business operations, while noting that the topic appears to be an important business matter for the company and had recently attracted increasing levels of public attention); see also *Verizon Communications Inc.* (Feb. 15, 2011, *reconsideration denied* March 4, 2011) (same).

As recounted in the PCAOB concept release, "[t]he idea of a regulatory limitation on auditor tenure is not new. Over the years, it has been considered by a variety of commentators and organizations." The PCAOB cites, among other instances, a Senate report in 1977, an SEC Staff report in 1994 and a U.S. General Accounting Office report in 2003 mandated by the Sarbanes-Oxley Act. The topic of mandatory audit firm rotation has been a topic of discussion and consideration both before and during such times as the Staff has concurred in the exclusion of audit firm rotation shareholder proposals. While the PCAOB concept release and related items cited in the Proponent's Letter may be a continuation of that discussion, they do not establish the topic of audit firm rotation as one that has "emerged as a consistent topic of widespread public debate." Accordingly, for the reasons set forth in the No-Action Request and herein, Deere believes that the Proposal may be excluded from the 2012 proxy materials under Rule 14a-8(i)(7).

Conclusion

Should any additional information be desired in support of Deere's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (309) 765-5467.

Very truly yours,

Gregory Noe
Corporate Secretary and
Associate General Counsel

Enclosures

cc: Edward J. Durkin
United Brotherhood of Carpenters Pension Fund



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

SENT VIA EMAIL to shareholdersproposals@sec.gov

October 27, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Deere & Company September 29, 2011, Letter Requesting to Exclude United Brotherhood of Carpenters Pension Fund's Auditor Rotation Policy Proposal

Ladies and Gentlemen:

I write on behalf of the United Brotherhood of Carpenters Pension Fund ("Carpenters Fund") in response to the request by Deere & Company ("Deere" or "Company") to the Staff of the Division of Corporation Finance ("Staff") of the U.S. Securities and Exchange Commission ("Commission") seeking Staff concurrence with its view that it may properly exclude the Carpenters Fund's auditor rotation policy shareholder proposal ("Proposal") from inclusion in its proxy materials to be distributed in connection with the Deere 2012 annual meeting of shareholders. We respectfully request that the Staff not concur with Deere's view that it may exclude the Proposal from its 2012 annual meeting proxy materials, as Deere has failed to meet its burden of persuasion to demonstrate that it may properly omit the Proposal. In accordance with Rule 14a-8(k) and Section E of the Staff Legal Bulletin No. 14D (November 7, 2008), I am simultaneously sending a copy of this letter to Deere.

By letter dated September 29, 2011, Deere requested that the Staff concur in its view that it may exclude the Proposal from its proxy materials on two grounds. First, Deere seeks concurrence with its view that the Proposal can be excluded pursuant to Rule 14a-8(i)(7) because the Proposal "deals with a matter relating to Deere's ordinary business operations." Secondly, Deere seeks concurrence with its view that the Proposal, if implemented, would cause Deere to violate federal law and thus can be properly omitted under Rule 14a-8(i)(2). It is our view that Deere has failed to meet its burden of persuasion on either (i)(7) or (i)(2) grounds to justify omission of the Proposal from inclusion in its proxy materials for the 2012 annual meeting of shareholders.

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

I. The Auditor Rotation Policy Proposal

On September 15, 2011, the Carpenters Fund submitted a shareholder proposal to Deere pursuant to Rule 14a-8 (Proposals of Security Holders) that addresses the engagement of the registered public accounting firm retained to audit the Company's financial statements. Specifically, the Proposal seeks to provide for and protect auditor independence by requesting that the Deere Board of Directors and its Audit Committee adopt an Auditor Rotation Policy. The Proposal reads as follows:

> **Be it Resolved:** That the shareholders of Deere & Co. ("Company") hereby request that the Company's Board of Directors and its Audit Committee establish an Auditor Rotation Policy that requires that at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years.

The Proposal's supporting statement highlights the importance of auditor independence to the integrity of the public company financial reporting system that underpins U.S. and global capital markets. The Auditor Rotation Policy is proposed as an important reform designed to advance the independence, skepticism and objectivity auditors have toward their audit clients.

II. Auditor Engagement and Independence - Governance Responsibilities

In the wake of the global financial crisis, it is important that investors be able to rely on the accuracy of public company financial statements and the integrity of corporate accounting processes. Auditor independence is the bedrock on which the reliability of our economy's financial reporting system rests, making a corporation's engagement of a registered public accounting firm to perform audit services a critically important matter. In a financial reporting system in which significant financial relationships exist between accounting firms and their audit clients, it is important that legislators, regulators, investors, corporate boards and audit committees remain vigilant against challenges to auditor independence. The Public Company Accounting Oversight Board's ("PCAOB") recent concept release entitled "Auditor Independence and Audit Firm Rotation" ("Concept Release") outlines the challenges to auditor independence and defines the issue:

> Independence is both a description of the relationship between auditor and client and the mindset with which the auditor must approach his or her work. The most general of the independence requirements in the auditing standards provides: '[i]n all matters relating to the assignment, an independence in mental attitude is to be maintained by the auditor or auditors.' One measure of this mindset is the auditor's ability to exercise 'professional skepticism,' which is described as 'an attitude that includes a questioning mind and a critical assessment of audit evidence.' PCAOB standards provide that '[i]n exercising professional skepticism, the auditor should

> not be satisfied with less than persuasive evidence because of a belief that management is honest.'[1]

The goal of ensuring auditor independence in a system of for-profit accounting firms that are retained by audit clients has been a subject of federal legislation and related rulemakings. The Sarbanes-Oxley Act sought to foster and protect auditor independence by placing various limits and requirements on the auditor-client relationship, including limitations on the services that an accounting firm can provide an audit client and a lead engagement partner rotation requirement. Section 10A(m)(2) of the Exchange Act (Responsibilities relating to registered accounting firms), and Rule 10A-3(b)(2) thereunder, set new responsibilities for board audit committees. The Rule confirmed that the audit committee, in its capacity as a committee of the board of directors, was to be "directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged..." In establishing these new audit committee responsibilities, auditor independence was protected in large measure by removing management personnel from audit firm retention decision-making.[2]

New York Stock Exchange Listed Company Manual requirements[3] and public company governance documents further establish the governance responsibilities of corporate boards and their audit committees to provide for auditor independence. NYSE listing standards require a listed company to have an audit committee that satisfies the requirements of Exchange Act Rule 10A-3, and the audit committee must have a written charter that addresses "(i) the committee's purpose – which, at a minimum, must be to: (A) assist board oversight of (1) the integrity of the listed company's financial statements, (2) the listed company's compliance with legal and regulatory requirements, (3) the independent auditor's qualifications and independence, and (4) the performance of the listed company's internal audit function and independent auditors."

In compliance with these statutory and regulatory requirements, public corporations, including Deere, have in place audit review committees with charters that outline committee duties and responsibilities. The Deere Audit Review Committee Charter ("Charter") sets forth various Committee roles and responsibilities, with a primary Committee duty being to assist the Board of Directors in "fulfilling its oversight responsibilities pertaining to the accounting, auditing and financial reporting processes of the Company."[4] The Charter clearly states that the registered public accounting firm engaged to audit the financial statements "shall be ultimately responsible to the Board of Directors and this Committee." Further, the Committee shall have "the sole authority and be directly responsible for the selection, retention, evaluation and, where appropriate, replacement of the External Auditors as well as for the compensation and oversight of the work of the External Auditors." And it defines the Committee's "primary responsibilities" to be to "assist the Board of Directors in its oversight of the (i) integrity of the Company's financial

---

[1] PCAOB Concept Release on Auditor Independence and Audit Firm Rotation, PCAOB Release No. 2011-006, August 16, 2011.
[2] See: Instruction 1 to Rule 10A-3.
[3] New York Stock Exchange Listed Company Manual, Section 303A.6 (Audit Committee)
[4] See: Deere & Company website: http://www.deere.com/wps/dcom/en_US/regional_home.page Investor Relations - Corporate Governance – Board of Director Committee Charters – Audit Review Committee Charter.

statements; (ii) the Company's compliance with legal and regulatory requirements; (iii) the External Auditors performance, qualification and independence, and (iv) the performance of the Company's internal audit function."

The governance framework constructed for the oversight and protection of auditor independence establishes primary responsibility with a corporation's board of directors, while assigning direct audit firm retention and monitoring duties to the audit committee, as opposed to corporate management. Both the NYSE listing standards and the Deere Charter define the audit committee's purpose as one of assisting board of director oversight of auditor qualifications and independence, while the Deere Charter holds the Company's audit firm to be "ultimately responsible" to the Board of Directors and the Audit Committee.

III. The Ordinary Business Rule 14a-8(i)(7) Does Not Provide a Basis for Excluding the Auditor Rotation Proposal

Deere advances two separate bases for omission of the Proposal under the Rule 14a-8(i) (7) ordinary business exclusion, each premised on one of the "two central considerations" underlying the ordinary business exclusion. We believe that both arguments should fail, as Deere fails to meet its burden of persuasion to justify the omission of the Proposal. The Proposal neither addresses a subject matter, the selection and retention of a registered public accounting firm to audit company financial statements, that relates to certain tasks that are so "fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight," nor does the Proposal attempt to "micro-manage" the Company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Additionally, we believe that the Auditor Rotation Proposal focuses on the subject of auditor independence, a significant public policy issue that is the subject of widespread public debate, and thus is not a subject matter that falls within the Rule 14a-8(i) (7) "ordinary business" exclusion.

In Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Release"), the Commission summarized the principal considerations in the Staff's application of the "ordinary business" exclusion:

> The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting.

The 1998 Release further outlined "two central considerations" upon which the policy underlying the ordinary business exclusion rests. The first central consideration relates to the subject matter of a proposal and holds that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second central consideration relates to the degree to which a proposal seeks to "micro-manage" a company by probing too deeply into "matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

Rule 14a-8(i)(7) First Central Consideration: Proposal Subject Matter

Deere can satisfy its burden of persuasion under Rule 14a-8(i)(7) by demonstrating that the subject matter of the Proposal involves a task so fundamental to management's ability to run a company on a day-to-day basis that it cannot, as a practical matter, be subject to direct shareholder oversight. To support its position in this regard, Deere relies on no-action precedent and then asserts that "[b]ecause Deere's Audit Review Committee is responsible – by law and pursuant to the committee's charter – for the appointment and oversight of Deere's independent auditors, the decision of whether to implement a policy requiring periodic rotation of audit firms is a subject that cannot, as a practical matter, be subject to direct shareholder oversight." Deere relies on the argument successfully raised by previous companies that pertinent law and regulation have granted "sole" authority to the Audit Committee to select and retain auditors so any shareholder proposal addressing the issue can be omitted. We believe that the precedent allowing exclusion of auditor rotation shareholder proposals has been based on an incorrect reading and, thus, misapplication of the Exchange Act as amended by Sarbanes-Oxley; specifically, as it relates to the respective roles of the board of directors, audit committees and shareholders in protecting the integrity of the audit process. We submit that applying an appropriate analysis of the ordinary business exclusion, as defined by the 1998 Release, will yield a denial of the Company's request for leave to exclude the Proposal under Rule 14a-8(i)(7).

Section 10A(m)(2) of the Exchange Act provides that the audit committee "in its capacity as a committee of the board of directors, shall be directly responsible for the appointment, compensation, and oversight of the work of any registered public accounting firm employed by that issuer (including resolution of disagreements between management and the auditor regarding financial reporting) . . . ." Instruction 1 to Rule 10A-3, which was issued pursuant to section 10A(m) of the Exchange Act, provides in pertinent part:

> The requirements in paragraphs (b)(2) through (b)(5) . . . do not conflict with, and do not affect the application of, any requirement or ability under a listed issuer's governing law or documents . . . that requires or permits shareholders to ultimately vote on, approve or ratify such requirements. The requirements instead relate to the assignment of responsibility as between the audit committee and management.

Note the status of the audit committee "as a committee of the board" and that the audit committee is "directly," not "solely," responsible for appointing, compensating, and overseeing the auditor. Most significantly, note the specific instruction that these requirements do not conflict with certain defined shareholder rights, but "instead relate to the assignment of responsibility as between the audit committee and management."

In Release Nos. 33-8220 and 34-47654, "Standards Relating to Listed Company Audit Committees," (April 25, 2003), the Commission provided an overview of the new rules promulgated pursuant to Sarbanes-Oxley:

> Effective oversight of the financial reporting process is fundamental to preserving the integrity of our markets. The board of directors, elected by and accountable to shareholders, is the focal point of the corporate governance system. The audit

> committee, composed of members of the board of directors, plays a critical role in providing oversight over and serving as a check and balance on a company's financial reporting system. . . . It provides a forum separate from management in which auditors and other interested parties can candidly discuss concerns. . . .

The Commission then discussed the history of concerns related to audit committee independence:

> As early as 1940, the Commission encouraged the use of audit committees composed of independent directors... An audit committee comprised of independent directors is better situated to assess objectively the quality of the issuer's financial disclosure and the adequacy of internal controls than a committee that is affiliated with management. Management may face pressures for short-term performance and corresponding pressures to satisfy market expectations. These pressures could be exacerbated by the use of compensation or other incentives focused on short-term stock appreciation, which can promote self-interest rather than the promotion of long-term shareholder interest. An independent audit committee with adequate resources helps to overcome this problem and to align corporate interests with those of shareholders.

The Commission explained the importance of limiting management's role in regard to a company's outside auditors:

> The auditing process may be compromised when a company's outside auditors view their main responsibility as serving the company's management rather than its full board of directors or its audit committee. This may occur if the auditor views management as its employer with hiring, firing and compensatory powers. Under these conditions, the auditor may not have the appropriate incentive to raise concerns and conduct an objective review. . . . One way to help promote auditor independence, then, is for the auditor to be hired, evaluated and, if necessary, terminated by the audit committee. This would help to align the auditor's interests with those of shareholders.

Finally, the Commission clarified the new rule's interaction with other requirements, stating:

> We proposed adding an instruction to the rule to clarify that the requirements regarding auditor responsibility do not conflict with, and are not affected by, any requirement under an issuer's governing law or documents. . . The requirements instead relate to the assignment of responsibility to oversee the auditor's work as between the audit committee and management. . . .

Viewed in this context, the company's argument that the delegation of authority to the Audit Committee to select and retain the independent audit firm justifies exclusion of the Proposal must fail. As the references above confirm, Congress and the Commission intended to enhance auditor independence by granting direct responsibility over the independent auditors to the Audit Committee and to severely restrict management influence. Further, it explicitly referenced its desire not to interfere with shareholders' rights.

We believe a review of the first central consideration behind the ordinary business exclusion supports our argument that Deere has failed to meet its burden of persuasion. Deere's argument relies entirely on the precedent and the grant of selection and retention authority over the independent auditors to the Audit Committee. In order to justify its request for no-action relief under Rule 14a-8(i)(7)'s first central consideration, Deere must prove that the subject matter of the Proposal relates to certain tasks that are so "fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." First, note the nature of shareholder proposals that the Staff stated could properly be excluded under Rule 14a-8(i)(7). Examples cited in the 1998 Release include "the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." These types of proposals involve routine, mundane business matters, fundamentally different from the subject matter of the Proposal.

As defined by Deere, the subject matter of the Proposal is the selection and retention of the independent auditor. Deere contends that "the selection of a company's independent auditor is an appropriate matter for a company's audit committee, and not a company's shareholders." For Deere, the inquiry would end here. To prevail, Deere must demonstrate that the Proposal relates to certain tasks that are fundamental to management's ability to run a company on a day-to-day basis. The only task that the Proposal invokes is limiting the independent auditor's tenure to seven years, hardly a daily task and certainly not one fundamental to management's ability to run the Company

The next element Deere must satisfy is proving that the subject matter of the Proposal could not, as a practical matter, be subject to direct shareholder oversight. Deere makes no argument that it would be impractical for shareholders to provide oversight on the issue of whether to adopt an auditor rotation policy. As noted above, Deere does argue that the Proposal intrudes on the responsibilities of the Audit Committee, but that does not relate to its practicality. Whether "Deere's Audit Review Committee is responsible – by law and pursuant to the committee's charter – for the appointment and oversight of Deere's independent auditors" does not invoke the practicality of the Proposal's requested policy. In addition, the Proposal does not seek direct shareholder oversight. It requests a policy to be implemented by the Board and its Audit Committee.

In conclusion, none of the concerns behind the first central consideration of the ordinary business exclusion are raised by the Proposal. The subject matter consideration was designed to exclude shareholder proposals that raise issues that are fundamental to management's ability to run a company on a day-to-day basis; e.g., routine operational issues relating to product quality or retention of suppliers. Deere does not attempt to argue that the Proposal's requested policy that the auditor be rotated off the engagement after seven years is such a routine operational issue. Nor could it successfully make such an argument. Rule 14a-8(i)(7) was intended to keep shareholders from meddling in day-to-day business decisions fundamental to management's ability to run the company, not voicing their opinions on important policy issues.

Rule 14a-8(i)(7) Second Central Consideration: Micro-management of a Company

The second consideration under the Rule 14a-8(i)(7) exclusion relates to the degree to which a proposal seeks to "micro-manage" a company "by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."[5] Deere argues that the Proposal seeks to micro-manage the Audit Committee's "business judgment in the selection of an independent audit firm," as well as "the Audit Review Committee's selection of Deere's independent audit firm." Further, it states the Proposal "interferes with complex decisions best left" to the audit committee, which "has the proper expertise and full information required to manage the engagement" of the Company's audit firm.

We believe Deere's micro-management arguments in the context of the (i)(7) basis for omission are not persuasive. The Proposal, if implemented, would neither involve the management of the audit firm engagement nor the direct selection of the audit firm, two tasks clearly within the capabilities and responsibilities of the Audit Review Committee. Rather, the Proposal advances a straightforward audit firm rotation policy designed to promote auditor independence. In practical terms, an auditor rotation policy prospectively implemented would simply entail a periodic limitation on the continued retention of an incumbent audit firm. Such a policy and practice would not interfere with either the management of the regular audit firm selection process or the management of the ongoing audit firm engagement.

Shareholders who rely on the accuracy of audited financial statements would certainly be capable of formulating an informed voting position on the merits of the Proposal. Further, it should be noted that it is the practice of the Deere Board of Directors and Audit Review Committee to bring the issue of auditor ratification to shareholders for an annual vote. The vote presented by the Board and Audit Committee is to ratify the annual selection of the registered public accounting firm that will audit Deere's financial statements and internal controls of financial reporting. The vote ratifying the annual selection of the registered public accounting firm given the multitude of factors involved in that decision is arguably far more complex than the Proposal's auditor rotation policy. Presented with an opportunity to vote on the Proposal, shareholders would certainly be able to formulate "an informed judgment" after consideration of Company and proponent arguments on the issue.

We believe that we have demonstrated that the Company has failed to satisfy its burden of persuasion under the central considerations of the Rule 14a-8(i)(7) analysis.

Significant Policy Issue Exception to Rule 14a-8(i)(7)

We believe that the Proposal directly relates to a significant policy issue, auditor independence, that is the subject of widespread public debate and therefore should not be excludable under the ordinary business rule. While longstanding, the public and professional debate on the means of enhancing auditor independence is clearly intensifying. In the wake of a severe credit market collapse that saw the unrestrained use of complex, high risk, and poor quality financial products, enhancing auditor independence and investor confidence in the quality of financial reporting is of

[5] Exchange Act Release No. 12999 (Nov. 22, 1976)

paramount importance. In this context, auditor rotation continues to be an important topic of widespread public debate centered on auditor independence and the protection of the capital markets.[6]

In determining whether to allow the exclusion of a shareholder proposal as a matter of "ordinary business," the Staff considers whether the proposal "has emerged as a consistent topic of widespread public debate such that it would be a significant policy issue." *AT&T Inc.* (Feb. 2, 2011). We believe the Staff's treatment of shareholder proposals requesting that companies expense their stock options provides a good analytical framework for evaluating whether auditor rotation proposals can be excluded as a matter of ordinary business. In *National Semiconductor Corporation* (avail. Dec. 6, 2002), the Staff held that stock option expensing could no longer be excluded on ordinary business grounds. Option expensing had been a topic of debate by the Financial Accounting Standards Board and in Congress a decade earlier, yet the Staff reconsidered its position in light of the renewed widespread public debate on the matter and executive compensation generally. The Staff determined that rather than being a matter of choice of an accounting standard, the stock option expensing proposal related to the significant policy issue of executive compensation. Similarly, the auditor rotation issue that has been vigorously debated for nearly a decade including in the Sarbanes-Oxley Act deliberations, and which has been repeatedly omitted as a shareholder proposal on ordinary business grounds, should now be viewed as a matter related to the significant policy issue of auditor independence.

The subject of auditor independence and auditor rotation is a paramount concern of shareholders and the investor community generally. In both the U.S. and internationally, the issue is being considered with increasing urgency. In its recent Concept Release, the PCAOB solicited public comment on ways that auditor independence, objectivity and professional skepticism can be enhanced, including through mandatory rotation of audit firms. On the occasion of the publication of the Concept Release, PCAOB Chairman James R. Doty stated:

> 'One cannot talk about audit quality without discussing independence, skepticism and objectivity. Any serious discussion of these qualities must take into account the fundamental conflict of the audit client paying the auditor...'
>
> 'The reason to consider auditor term limits is that they may reduce the pressure auditors face to develop and protect long-term client relationships to the detriment of investors and our capital markets.'[7]

---

[6] Auditor independence and audit firm rotation were important aspects of the Congressional debate that produced The Sarbanes-Oxley Act in response to dramatic examples of corporate accounting fraud. Title II of the Act (Auditor Independence) included various disclosure and practice requirements designed to protect investor interests through the protection of auditor independence, with Section 207 ("Study of Mandatory Rotation of Registered Public Accounting Firms") of Title II requiring a GAO study of the auditor rotation issue.[6]

[7] PCAOB New Release, PCOAB Issues Concept Release on Auditor Independence and Audit Firm Rotation, http://pcaobus.org/News/Releases/Pages/08162011_OpenBoardMeeting.aspx, Washington, D.C., Aug. 16, 2011

Further, in his keynote address to the National Association of Corporate Directors, presented in early October of this year and entitled "Which Way Next? Future Thinking at the PCAOB," Chairman Doty stated:

> The Sarbanes-Oxley Act changed oversight of public company auditing in two fundamental respects. The Act created the PCAOB to regulate auditors. It also amended the Securities Exchange Act of 1934 to change the relationship of auditors to the managers of public companies. Responsibility for the appointment, compensation, and oversight of any listed public company's auditor transferred to an audit committee comprised of independent directors.
>
> Both the role of the PCAOB, in carrying out its regulatory responsibilities, and the role of the audit committees, in carrying out their engagement oversight, are critical to protecting the interests of investors.[] We share a common obsession: what are the threats to shareholder interests and how can we thwart them?

That the entity created by Sarbanes-Oxley to oversee public company auditing is soliciting views on auditor rotation evidences the fact that the Proposal raises a significant policy issue. The Concept Release is also evidence of the widespread public debate over the topic, as are numerous recent articles concerning auditor independence and auditor rotation. One article, "Analysis: Decades-Old Auditor Ties Under Scrutiny in U.S.," *Reuters* (Aug. 3, 2011) noted:

> Goldman Sachs has stuck with the same auditing firm since 1926, Coca Cola since 1921, General Electric since 1909 and Procter & Gamble since 1890. That's going back 95, 90, 102 and 121 years.
>
> Each has relied on a different one of what are known today as the Big Four accounting firms. And now some U.S. accounting reformers are thinking that perhaps enough is enough: the time has come to rotate auditing firms.
>
> Quashed a decade ago during congressional audit reform debates, the hot-button topic of auditor rotation is back, setting up a potential clash between reformers and the firms themselves.

An article in the *Wall Street Journal* on Oct. 19, 2011 entitled "Keeping Auditors on Their Toes: Ex-SEC Chief Levitt Urges Term Limits for Firms Scrutinizing Corporate Finances" stated:

> To the chagrin of many corporate-finance chiefs, regulators on both sides of the Atlantic are considering a rule requiring public companies to switch their auditing firms every several years, in an attempt to keep the often decades-long relationships from growing too chummy.
>
> Arthur Levitt, who headed the Securities and Exchange Commission from 1993 to 2001, is a vocal advocate of the idea.

Numerous articles in the U.S. and international press have covered the PCAOB initiatives and the European Commission's Green Paper on audit policy[8] actions as investors, legislators, and regulators search for ways to enhance auditor independence. In an article entitled "Auditor term limits back in spotlight," in the Canadian accounting journal *The Bottom Line* (October 2011), Lynn Turner, a member of the PCAOB's standing advisory group and a former chief accountant of the Securities and Exchange Commission, stated that "given the regulation around the globe and the role the auditing profession played in the sub-prime economic crisis, and given the disturbing instances of auditor behaviour that members of the PCAOB has publicly cited, this is a wonderful time to re-examine the issue of auditor independence and rotation. It would seem that the PCAOB would be ignoring its mandate if it didn't."

The longstanding and widespread public debate on the issue of auditor rotation as a means of enhancing auditor independence continues to intensify. Very powerful participants, including accounting firms and regulatory bodies are engaged. The Fund's Auditor Rotation Proposal seeks to afford shareholders at Deere an opportunity to express their views on this important issue.

VI. Rule 14a-8(i)(2) Does Not Provide a Basis for Omitting the Proposal

Deere's argument that the Proposal, if implemented, would cause it to violate federal law and thus can be properly omitted under Rule 14a-8(i)(2) is not persuasive. Deere premises its (i)(2) argument on a view of applicable law and regulations that attributes little, if any, responsibility for oversight of the Company's audit firm and the issue of auditor independence to the Board of Directors, despite the clear language of the Exchange Act and its implementing regulations. Further, the Company's argument is contrary to the plain language of its own Audit Review Charter that establishes the Board of Directors as having primary oversight responsibilities for "the External Auditors' performance, qualifications, and independence."

As noted above, the Exchange Act's grant of authority to a board audit committee to be "directly" responsible for the appointment, oversight, and compensation of an outside audit firm represented a division of duties between a board committee and company management. The assignment of these duties to an audit committee, as a committee of the board of directors, was designed to protect the independence of auditors, not to limit the oversight role and ultimate responsibility of the board of directors for these matters. The NYSE Listed Company Manual and Deere's Audit Review Committee Charter clearly define the Board's oversight responsibilities over all aspects of the audit firm engagement and internal accounting processes. Under the regulatory framework established by law and implementing regulations, a company's audit review committee is directly responsible for the engagement of the audit firm, while a company's board is charged with broad oversight responsibilities that include close monitoring of auditor independence. It is in this role that the board is empowered to consider and implement an auditor rotation policy designed to advance auditor independence and the interests of company shareholders. Should the Deere Board act to establish an auditor rotation policy as in the best interests of the Company, it would be a legal and responsible exercise of its oversight duties and responsibilities. Thus, the Proposal which requests that both the Deere Directors and its Audit

[8] European Commission, Green Paper "Audit Policy: Lessons from the Crisis," (October 13, 2010).

Review Committee establish an audit firm rotation policy would not, if implemented, cause Deere to violate federal law.[9]

Conclusion

We respectfully submit that Deere has failed to meet its burden of persuasion with respect to its Rule 14a-8(i)(7) and (i)(2) arguments in support of its request for Staff concurrence with its view that it may omit the Fund's Auditor Rotation Proposal from its 2012 proxy materials.

Sincerely,

Edward J. Durkin
Director, Corporate Affairs Department
United Brotherhood of Carpenters

[9] Should the Staff find Deere's Rule 14a-8(i)(2) argument to be persuasive and a proper basis for the Company to omit the Proposal, the Fund should be afforded an opportunity to amend the Proposal by eliminating the words "Board of Directors and its" in the text of the Proposal to address the (i)(2) objection.


JOHN DEERE

Deere & Company
Law Department
One John Deere Place, Moline, IL 61265 USA
Phone: 309-765-5467
Fax (309) 749-0085 or (309) 765-5892
Email: NoeGregoryR@JohnDeere.com

Gregory R. Noe
Corporate Secretary &
Associate General Counsel

BY EMAIL (shareholderproposals@sec.gov)

September 29, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Deere & Company – 2012 Annual Meeting
Omission of Shareholder Proposal of the United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

We are writing pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Deere & Company, a Delaware corporation ("Deere"), may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by the United Brotherhood of Carpenters Pension Fund (the "Proponent") from the proxy materials to be distributed by Deere in connection with its 2012 annual meeting of shareholders (the "2012 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Deere's intent to omit the Proposal from the 2012 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

I. The Proposal

The text of the resolution contained in the Proposal is copied below:

> **Be it Resolved:** That the shareholders of Deere & Co. ("Company") hereby request that the Company's Board of Directors and its Audit Committee establish an Auditor Rotation Policy that requires that at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years.

II. Bases for Exclusion

We hereby respectfully request that the Staff concur in Deere's view that it may exclude the Proposal from the 2012 proxy materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal deals with a matter relating to Deere's ordinary business operations; and
- Rule 14a-8(i)(2) because the Proposal would, if implemented, cause Deere to violate federal law.

III. Background

Deere received the Proposal, accompanied by a cover letter from the Proponent, by facsimile on September 15, 2011. A copy of the Proposal and the cover letter are attached hereto as Exhibit A.[1]

IV. The Proposal May be Excluded from Deere's Proxy Materials Pursuant to Rule 14a-8(i)(7) Because the Proposal Deals with a Matter Relating to Deere's Ordinary Business Operations.

Under Rule 14a-8(i)(7), a shareholder proposal may be excluded from a company's proxy materials if the proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998

---

[1] After confirming that the Proponent was not a shareholder of record, in accordance with Rule 14a-8(f)(1), on September 19, 2011, Deere sent a letter to the Proponent requesting a written statement from the record owner of the Proponent's shares verifying that the Proponent had beneficially owned the requisite number of shares of Deere stock continuously for at least one year as of the date of submission of the Proposal. On September 23, 2011, Deere received by facsimile a letter from AmalgaTrust (the "Broker Letter") stating that AmaglaTrust is the corporate co-trustee and custodian for the Proponent, that the Proponent is the beneficial owner of 5,352 shares of Deere common stock and that the Proponent "has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal."

Release"), the Commission stated that the policy underlying the ordinary business exclusion rests on two central considerations. The first recognizes that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Staff has recognized that the selection and engagement of the independent auditor is a matter relating to the ordinary business of a company. For example, in *J.P. Morgan Chase & Co.* (March 5, 2010), the Staff concurred with the exclusion of a proposal to limit the term of engagement of the company's auditors to five years because "[p]roposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement, are generally excludable under rule 14a-8(i)(7)." In accordance with this position, the Staff has consistently concurred with the exclusion of shareholder proposals requesting that a company implement a policy requiring the periodic rotation of its independent audit firm. See, e.g., *Masco Corp.* (January 13, 2010), *Masco Corp.* (November 14, 2008), *Masco Corp.* (February 26, 2008) (each concurring with the exclusion of a proposal to limit the term of engagement of the company's auditors to five years), *El Paso Corp.* (February 23, 2005) (concurring with the exclusion of a proposal to limit the term of engagement of the company's auditors to ten years), *Kohl's Corp.* (January 27, 2004) (concurring with the exclusion of a proposal to limit the term of engagement of the company's auditors to ten years), *Allstate Corp.* (February 5, 2003) (concurring with the exclusion of a proposal to limit the term of engagement of the company's auditors to four years), and *Bank of America Corp.* (January 2, 2003) (concurring with the exclusion of a proposal to limit the term of engagement of the company's auditors to four years). In each of these instances, the Staff found that the shareholder proposal could be properly excluded from the company's proxy materials under Rule 14a-8(i)(7).

Pursuant to Section 303A.06 of the New York Stock Exchange Listed Company Manual ("NYSE Listed Company Manual"), Deere maintains an Audit Review Committee that meets the requirements of Exchange Act Rule 10A-3. Under Section 10A(m)(2) of the Exchange Act and Rule 10A-3(b)(2) thereunder, the Audit Review Committee is "directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm [engaged by Deere] ... for the purpose of preparing or issuing an audit report ... and each such registered public accounting firm must report directly to the audit committee." This rule recognizes that the selection of a company's independent auditor is an appropriate matter for a company's audit committee, and not a company's shareholders. Accordingly, Deere's Audit Review Committee Charter provides that the committee shall "[s]elect, retain, evaluate and, where appropriate, replace, External Auditors." Because Deere's Audit Review Committee is responsible – by law and pursuant to the committee's charter – for the appointment and oversight of Deere's independent auditors, the decision of whether to implement a policy requiring periodic rotation of audit firms is a subject that cannot, as a practical matter, be subject to direct shareholder oversight.

Further, the Proposal seeks to micro-manage the Audit Committee's business judgment in the selection of an independent audit firm. In selecting an independent auditor, the Audit Committee considers numerous, complex factors and applies its expertise and business judgment to make its determination. The Audit Committee considers potential audit firms' experience and expertise in Deere's industry, the audit firm's past experience and relationship with Deere, the reputation and integrity of the audit firm, the audit firm's performance, and the costs and benefits of changing audit firms. The Audit Committee must also consider the availability of a suitable alternative audit firm, given the consolidation within the accounting industry, and whether such alternative firm has provided non-audit services to Deere that would impair its independence. The Proposal would require that Deere retain a new audit firm every seven years, regardless of whether the Audit Committee has identified a suitable alternative firm, and regardless of the benefits to Deere of continuing the engagement of its current audit firm or the costs of engaging a new firm. The Proposal interferes with complex decisions best left to the Audit Review Committee, which has the proper expertise and full information required to manage the engagement of Deere's independent audit firm in a manner that is in the best interests of Deere and its shareholders.

By requiring that Deere engage a new audit firm every seven years, whether or not the Audit Review Committee believes that changing auditors is in the best interests of Deere and its shareholders, the Proposal would micro-manage the Audit Review Committee's selection of Deere's independent audit firm and interfere with the Audit Review Committee's fulfillment of its duties with respect to the engagement of Deere's independent audit firm. For these reasons, Deere believes that the Proposal may be excluded from its proxy materials pursuant to Rule 14a-8(i)(7).

V. The Proposal May be Excluded from Deere's Proxy Materials Pursuant to Rule 14a-8(i)(2) Because the Proposal Would, if Implemented, Cause the Company to Violate Federal Law.

Under Rule 14a-8(i)(2), a shareholder proposal may be excluded from a company's proxy materials if the proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject. The Proposal, if implemented, would cause Deere to be in violation of the Exchange Act and the rules promulgated thereunder, as well as the NYSE Listed Company Manual.

The Proposal requests that Deere's "Board of Directors and its Audit Committee establish an Auditor Rotation Policy that requires that at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years." As noted above, the Exchange Act, the rules promulgated thereunder, and the NYSE Listed Company Manual require that the Audit Review Committee, not the full Board of Directors, be responsible for the engagement of Deere's independent auditor. Further, Section 10A(m)(3) of the Exchange Act, Rule 10A-3(b) thereunder and Section 303A.07(a) of the NYSE Listed Company Manual require that a company's audit committee be composed entirely of independent directors. By granting the full Board of Directors, which includes a non-independent director, the authority to set Deere's policy regarding audit firm rotation, the Proposal would give non-independent directors the ability to require the dismissal of Deere's auditors, resulting in a violation of the Exchange Act and the rules promulgated thereunder. These violations would also cause Deere to violate Section 303A.06 of the NYSE Listed Company Manual, which requires that Deere comply with Rule 10A-3 under the Exchange Act.

Because the Proposal, if implemented, would cause Deere to violate federal law, Deere believes it may properly exclude the Proposal from its proxy materials pursuant to Rule 14a-8(i)(2).

VI. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Deere excludes the Proposal from its 2012 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Deere's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (309) 765-5467.

Very truly yours,

Gregory Noe
Corporate Secretary and
Associate General Counsel

Enclosures

cc: Douglas J. McCarron, Fund Chairman
United Brotherhood of Carpenters Pension Fund

Exhibit A

SEP 15 2011 11:34 FR 202 543 4871 TO 913097490285 P.02/04



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

[SENT VIA FACSIMILE 309-749-0085]

September 15, 2011

Gregory R. Noe
Corporate Secretary
Deere & Company
One John Deere Place
Moline, IL 61265

Dear Mr. Noe:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Deere & Company ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the retention of the Company's audit firm, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 5,352 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Attachment

Audit Firm Rotation Policy Proposal

Be it Resolved: That the shareholders of Deere & Co. ("Company") hereby request that the Company's Board of Directors and its Audit Committee establish an Auditor Rotation Policy that requires that at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years.

Supporting Statement: Audit firm independence is fundamentally important to the integrity of the public company financial reporting system that underpins our nation's capital markets. In a system in which audit clients pay for-profit accounting firms to perform financial statement audits, every effort must be made to ensure accounting firm independence. One important reform to advance the independence, skepticism, and objectivity accounting firms have toward their audit clients is a mandatory auditor rotation requirement.

Information gathered on the current terms of engagement between audit firms and client corporations indicates that at the largest 500 companies based on market capitalization long-term auditor-client relationships are prevalent: for the largest 100 companies auditor tenure averages 28 years, while the average tenure at the 500 largest companies is 21 years. These long-term financial relationships result in the payment to the audit firm of hundreds of millions of dollars over the average period of engagement. According to its recent proxy statements, Deere & Co. has paid its audit firm, Deloitte & Touche a total of $88,930,000 in total fees over the last 7 years alone.

Auditor independence is described by the Public Company Accounting Oversight Board (PCAOB), an organization established to set and monitor accounting standards and practices, as "both a description of the relationship between auditor and client and the mindset with which the auditor must approach his or her duty to serve the public." (PCAOB Release No. 2011-055, August 16, 2011). One measure of an independent mindset is the auditor's ability to exercise "professional skepticism," which is "an attitude that includes a questioning mind and a critical assessment of audit evidence." PCAOB standards require an auditor to conduct an audit engagement "with a mindset that recognizes the possibility that a material misstatement due to fraud could be present, regardless of any past experience with the entity and regardless of the auditor's belief about management's honesty and integrity."

Instances of systemic accounting fraud in the market have prompted various legislative and regulatory reforms to the audit process, including audit partner rotation requirements, limits on the non-audit services that can be provided by accounting firms to audit clients, and enhanced responsibilities for board audit committees. Despite these important reforms, recent PCAOB investigations often reveal "audit deficiencies that

Exhibit A

may be attributable to a failure to exercise the required professional skepticism and objectivity."

We believe that an important next step in improving the integrity of the public company audit system is to establish a mandatory audit firm rotation requirement of seven years. The periodic audit firm rotation by public company clients would limit long-term client-audit firm relationships that may compromise the independence of the audit firm's work.